Exhibit 99.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”) is made by and between ISS Image Sensing Systems Canada Ltd., and its subsidiaries and divisions (“Ltd.”), and Dan Manor (“Manor”) effective on this date, December 6, 2007.

RECITALS:

A.        Ltd. wishes to hire Manor to serve as Managing Director (“MD”) of Ltd. and/or other assignments as may be appropriate in the future. Ltd.’s parent, Image Sensing System, Inc. (“ISS”), also wishes to benefit from Manor’s activities. Manor wishes to serve in the capacity of MD and to perform activities that benefit ISS within the realm of Ltd.’s products and market.

B.        Ltd. and Manor have negotiated the terms of Manor’s employment as MD and have memorialized those terms in this Agreement.

C.	Ltd. and Manor mutually agree to the terms set forth in this Agreement.

AGREEMENT:

1.         Employment. Manor’s employment will continue until terminated in accordance with this agreement. Manor will begin to work for Ltd. on or about December 6, 2007.

2.	Term. This Agreement will naturally expire on December 7, 2010.

3.         Duties. Manor will devote his full professional time, attention and efforts to the business and affairs of ISS during his employment with Ltd. and Manor agrees that, to the best of his ability and experience, and at all times, he will conscientiously perform the duties and obligations assigned to him.

4.	Compensation.

(a)	Salary. Manor’s base salary will be CDN$200,000 per year, less all required withholdings and deductions, payable in accordance with Ltd.’s standard payroll procedures.

(b)

Employee Benefits. Manor will be entitled to insurance and other benefits in accordance with Ltd.’s standard and executive benefits in effect from time to time. These benefits include several elections that must be made by Manor. Planbooks, Summary Plan Descriptions, and Plan Legal Documents containing formal descriptions of all available benefits will be provided to Manor. Ltd. is entitled to, without notice, change, modify, or discontinue such benefits at its sole discretion.

(c)	Vacation. Manor is entitled to up to 3 weeks of paid vacation each year to be taken at a time that is mutually agreeable between Manor and Ltd.

5.         Reimbursement of Reasonable Travel and Business Expenses. Ltd. will, in accordance with its policies in effect from time to time, reimburse Manor for all reasonable business expenses incurred by Manor in connection with the performance of his duties under this Agreement, upon submission of the necessary documentation required pursuant to Ltd.’s standard policies and record keeping procedures.

6.         Confidentiality, Non-Competition and Invention Assignment. Manor expressly agrees to the terms set forth in Appendix A, which the parties understand and acknowledge to be a vital and included part of this Agreement.

7.	Severance upon Termination of Employment.

(a)	Voluntary Termination. Manor shall provide Ltd. with 12 weeks notice of termination and Ltd. shall pay Manor all earned and unpaid amounts due to him through to the termination date.

(b)

Termination by Ltd. “With Cause.” Should Ltd. terminate Manor’s employment for any act which constitutes “cause” at common law in the Province of Ontario, Manor shall be paid any outstanding salary and benefits up until his termination date and will not be entitled to any further severance or payment of any kind.

Manor shall have thirty (30) days to cure any failure to perform, conduct or lack of commitment after Ltd. provides Manor written notice of the actions or omissions constituting such failure to perform, conduct or lack of commitment.

8.	Miscellaneous.

(a)

Notices. Any notice or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be sufficiently given if mailed by registered mail to the attention of either party at the address last known to each party.

If to Ltd.:	Kathy McMahon 1600 University Ave. W., Suite 500 St. Paul, MN 55104 USA

If to Manor:	Dan Manor 7 Ridgewood Road Toronto, ON M5P 1T4 CANADA

(b)	Amendments. This Agreement may not be changed or modified in whole or in part except by a writing signed by Ltd. and Manor.

(c)	Governing Law. This Agreement will be governed by and interpreted according to the laws of Ontario.

(d)

No Waiver. The failure of either party to insist on strict compliance with any of the terms of this Agreement in any instance or instances will not be deemed to be a waiver of any term of this Agreement or of that party’s right to require strict compliance with the terms of this Agreement in any other instance.

(e)

Severability. Manor and Ltd. recognize that the limitations contained in this Agreement are reasonably and properly required for the adequate protection of the interests of Manor and Ltd. If for any reason a court of competent jurisdiction or binding arbitration proceeding finds any provision of this Agreement, or the application of any part of this Agreement, to be unenforceable, the remaining provisions of this Agreement will be interpreted so as best to reasonably effect the intent of the parties. The parties further agree that the court or arbitrator shall replace any such invalid or unenforceable provisions with valid and enforceable provisions designed to achieve, to the extent possible, the business purposes and intent of such unenforceable provisions.

(j)

Entire Agreement. This Agreement (including its Appendix) constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to the subject matter of this Agreement.

(k)	Assignability. This Agreement may not be assigned by any party without the consent of all other parties.

(l)

Legal Advice. Manor acknowledges that he has been advised to seek independent legal advice in connection with this Agreement and further acknowledges that he has read, understands and agrees to be bound by all the terms and conditions contained herein.

This Agreement is made and effective as of the Effective Date above.

ISS Image Sensing Systems Canada Ltd.		Dan Manor
By:	/s/ Ken Aubrey	By:	/s/ Dan Manor

Its:	President and Chief Executive Officer

APPENDIX A

TO THE EMPLOYMENT AGREEMENT BETWEEN

ISS IMAGE SENSING SYSTEMS CANADA LTD. AND DAN MANOR

CONFIDENTIALITY, NON-COMPETITION AND

INVENTION ASSIGNMENT AGREEMENT

This CONFIDENTIALITY, NON-COMPETITION, AND INVENTION ASSIGNMENT AGREEMENT (“Agreement”) between Image Sensing Systems, Inc. (“ISS”) and its predecessors and affiliates (“ISS”), and Dan Manor (“Employee”) is signed and dated on December 6, 2007.

As an express condition of Employee’s employment agreement with ISS, for his/her receipt of ISS benefits, and other valuable consideration, and in exchange for other premises and mutual promises contained in this Agreement, ISS and Employee agree as follows:

1.	Confidential and Proprietary Information.

(a)              Employee understands and agrees that, in entering into this Agreement and during the course of his/her employment with ISS, he/she will have and receive proprietary, confidential, and trade secret information – all of which has special value to and constitutes a unique asset of ISS (collectively referred to in this Agreement as “Confidential & Proprietary Information”). Employee agrees that he/she will not disclose such Confidential & Proprietary Information during the period of his/her employment or after the termination of his/her employment for any reason whatsoever and that he/she will not use or share the same with any person, firm, or corporation without first obtaining ISS’s written consent.

(b)               For these purposes, “Confidential and Proprietary Information” includes, but is not limited to, confidential information relating to ISS’s business, products and services, customers, or vendors; trade secrets, data, specifications, developments, inventions, patents, patent materials, copyrightable subject matter and ideas, processes, know-how, designs, computer systems, and research activity; marketing and sales strategies, marketing and product plans, information, pricing strategies, and techniques; long and short term business plans; existing and prospective client, vendor, and employee lists, contacts, and information; financial and personnel information; any information and/or applications relating to ISS’s internal information systems; and any other information concerning the business of ISS which is not disclosed to the general public or known in the industry, except for disclosure necessary in the course of Employee’s duties or with the express written consent of ISS. All Confidential and Proprietary Information, including all copies, notes regarding, correspondence and/or electronic communications regarding, and replications of such Confidential and Proprietary Information will remain the sole property of ISS and must be returned to ISS immediately upon termination of Employee’s employment.

(c)              Employee acknowledges that ISS’s Confidential and Proprietary Information constitutes a unique and valuable asset of ISS and represents a substantial investment of time and expense by ISS, and that any disclosure or use of such knowledge or information other than for the sole benefit of ISS would be wrongful and would cause irreparable harm to ISS.

(d)              The foregoing obligations of confidentiality do not apply to any knowledge or information that is now published or which subsequently becomes generally publicly known in the form in which it was obtained from ISS, other than as a direct or indirect result of the breach of this Agreement by Employee.

2.         Return of Company Property. Upon termination of employment with ISS for whatever reason, or at any other time at the request of ISS, Employee will deliver to a designated Company representative all records, documents, hardware, software, and all other Company property and all copies of such Company property in Employee’s possession. Employee acknowledges and agrees that all such materials are the sole property of ISS and that he/she will certify in writing to ISS at the time of delivery that he/she has complied with this obligation.

3.         Non-competition Covenant. ISS and Employee agree that the non-competition agreement signed as part of Asset Purchase Agreement dated December 6, 2007 shall govern Employee’s actions regarding non-competition.

4.         Assignment of Inventions. Employee agrees to promptly disclose to ISS inventions, ideas, processes, writings, designs, developments and improvements, whether or not protectable under applicable patent, trademark, or copyright statutes, or other intellectual property laws, which Employee makes, conceives, reduces to practice, or learns during his/her employment by ISS, either alone or jointly with others, relating to any business in which ISS is concerned (“Inventions”). Such disclosures will be made by Employee to ISS in a written report, setting forth in detail the structures, procedures and methodology employed and the results achieved.

(a)       All Inventions shall be the exclusive property of ISS. Consistent with and to the extent permitted by law, Employee hereby assigns and agrees to assign, automatically upon the creation thereof, to ISS all rights in and to the Inventions, including, but not limited to, applications for Canadian, United States and foreign patents, resulting patents and copyrights, and to further cooperate with ISS in maintaining, obtaining, and protecting such proprietary rights. Employee shall execute all applications, assignments and other papers necessary to enable ISS to obtain full protection and title to such matter and inventions. Employee hereby waives any claim of moral right that Employee may have in or in connection with any such work in favour of ISS and its successors, assignees, licensees or designees. For greater certainty, the foregoing assignments and waivers of moral rights shall be without any additional consideration to Employee or to those with whom Employee may work.

(b)       Employee further acknowledges that he/she received notice from ISS that his/her obligation to assign rights in and to any Inventions does not apply to an Invention for which no equipment, supplies, facility or trade secret information of ISS was used and which was developed entirely on Employee’s own time, and (1) which does not relate (A) directly to the business of ISS or (B) to ISS’s actual or demonstrably anticipated research or development, or (2) which does not result from any work performed by Employee for ISS.

(c)       Employee has attached a complete list of all existing patentable or non-patentable inventions, original works of authorship, derivative works, trade secrets, trademarks, copyrights, service marks, discoveries, patents, technology, algorithms, computer software, application programming interfaces, protocols, formulas, compositions, ideas, designs, processes, techniques, know-how, data, and all improvements thereto to which Employee claims ownership as of the date of this Agreement and which Employee desires to clarify are not subject to this Agreement (“Excluded Inventions”). If no such list is attached to this Agreement, Employee represents that he/she has no such Excluded Inventions at the time of signing this Agreement.

(d)       Employee further agrees that prior to separation from employment with ISS for any reason, he/she will disclose to ISS, in a written report, all Inventions, the rights to which he/she has agreed to assign to ISS under (a) above, and which he/she has not previously disclosed.

(e)       In the event of any dispute concerned whether an Invention made or conceived by Employee is the property of ISS, such Invention will be presumed to be the property of ISS, and Employee will bear the burden of establishing otherwise in any arbitration, litigation, or similar proceeding.

(f)        Employee recognizes that Inventions relating in any way to ISS’s business or its demonstrably anticipated research and development and conceived or made by Employee, alone or with others, within six (6) months after termination of Employee’s employment may have been conceived in significant part while Employee was employed by ISS. Accordingly, Employee agrees that such Inventions shall be presumed to have been conceived during Employee’s employment with ISS and Employee will assign them to ISS without additional consideration unless and until Employee has established the contrary. Employee agrees to disclose promptly in writing to ISS any Inventions made or conceived by Employee relating in any way to ISS’s business or its demonstrably anticipated research and development for six (6) months thereafter, whether or not Employee believes such Inventions are subject to this Agreement, to permit a determination by ISS as to whether or not the Inventions should be the property of ISS. Any such information will be received in confidence by ISS to the extent determined not to be property of ISS.

5.         Injunctive Relief. Because the Confidential and Proprietary Information described above and the products derived therefrom are unique, peculiar and of great value to ISS, ISS shall be entitled to injunctive relief to restrain Employee from violating or threatening to violate any provisions contained herein. The parties also agree that, because of the unique nature of their relationship and the information and products to which Employee has been exposed through this relationship, ISS shall be entitled to an injunction to be issued by any Court of competent jurisdiction enjoining and restraining Employee from committing any violation of this Agreement, and Employee hereby consents to the issuance of such injunction. Proceedings may be initiated against Employee or Employee’s legal representatives or assigns. ISS shall be entitled to its reasonable costs and attorneys’ fees incurred in enforcing this provision.

6.	Miscellaneous.

(a)       Severability. It is further agreed and understood by the parties that if any part, term or provision of this Agreement should be unenforceable, invalid, or illegal under any applicable law or rule, the offending term or provision will be struck and the remaining provisions of the Agreement will not be affected or impaired thereby.

(b)       Assignability. The terms, conditions, and covenants of this Agreement shall be assignable to the successors and assigns of ISS.

(c)       Waiver. Failure of ISS at any time to enforce any provision of this Agreement shall not be interpreted as a waiver of any provision of ISS’s rights under this Agreement.

(d)       Entire Agreement. This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations, written or oral, relating to such subject matter.

(e)       Modification, Amendment, Waiver or Termination. No provision of this Agreement may be modified, amended, waived or terminated except by an instrument in writing signed by the parties to this Agreement. No delay or waiver, express or implied, by ISS of any right or any breach by Employee shall constitute a waiver of any other right or breach by Employee.

(f)       Governing Law. This Agreement will be governed by and interpreted according to the substantive laws of Ontario.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date memorialized in the first paragraph.

Image Sensing Systems, Inc.

By:	By:

Its: